

Mail Stop 3720

February 9, 2016

Avanti Kanthaliya
Chief Financial Officer
Videocon d2h Limited
1st Floor, Techweb Centre
New Link Road
Oshiwara Jogeshwari (West)
Mumbai 400 102 Maharashtra, India

> **Re:** **Videocon d2h Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Response Dated February 5, 2016**
> **File No. 1-36901**

Dear Mr. Kanthaliya:

We have reviewed your February 5, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Independent Auditor's Report, page F-2

> We note your response to our prior comment three and the revisions made to your independent auditor's report. However, your revised auditor's report omits the phrase "in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board." As such, it is not clear whether your auditor opines as to whether your financial statements are in conformity with IFRS. Please ask your auditor to revise their report.

   You may contact Senior Staff Accountant, Inessa Kessman at 202-551-3371 or Assistant Chief Accountant, Ivette Leon at 202-551-3351, or me at (202) 551-3810 with any questions.

        Sincerely,

        /s/ Terry French for

        Carlos Pacho
        Senior Assistant Chief Accountant
        AD Office 11 - Telecommunications